October 21, 2019

David M. Maura
President and Chief Executive Officer
Mosaic Acquisition Corp.
375 Park Avenue
New York, NY 10152

       Re: Mosaic Acquisition Corp.
           Registration Statement on Form S-4
           Filed September 24, 2019
           File No. 333-233911

Dear Mr. Maura:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 Registration Statement Filed on Septembe 24, 2019

Cover Page

1. Please disclose that Blackstone will control the combined company following the merger.
2. Please revise to include the shares being registered on behalf of selling stockholders.
3. Refer to the third paragraph on the proxy statement/consent solicitation statement/prospectus cover page. Please explain your references to "New
Vivint Parent"
       and "New Vivint Parent Class A common stock and public warrants" on first use so that it is clear that "New Vivint Parent" refers to Mosaic Acquisition Corp. after the merger and that you are applying to list the on the NYSE the securities currently held by Mosaic stockholders and the securities being issued to Vivint Smart Home stockholders in the business combination. In this regard, you may wish to explain that you are referring to
 David M. Maura
FirstName LastNameDavid M. Maura
Mosaic Acquisition Corp.
Comapany NameMosaic Acquisition Corp.
October 21, 2019
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FirstName LastName
         Mosaic after the merger as New Vivint Parent because you intend to change Mosaic's name to Vivint Smart Home, Inc. after the merger and this avoids confusion when describing the parties in this document.
Questions and Answers
What will Vivint Smart Home Stockholders receive in the Merger?, page iv

4. Please explain briefly how the exchange ratio was determined. Disclose the total number of Mosaic shares that will be issued to Vivint Smart Home shareholders in connection with the proposed merger, including pursuant to the treatment of equity plans of the Vivint group. Also disclose the number of shares that could be issued pursuant to the earn-out contingency.
What are the material United States Federal income tax consequences to Vivint Smart Home stockholders?, page xv

5. We note your representation that "Vivint Smart Home and Mosaic intend the merger to qualify as a `reorganization' within the meaning of Section 368(a) of the U.S. Internal
         Revenue Code of 1986, as amended (the `Code') and/or a transaction governed by
         Section 351 of the Code for U.S. federal income tax purposes." Notwithstanding that the receipt of tax opinions is not a condition to the merger, please provide a tax opinion as an exhibit and make corresponding changes to your disclosures concerning the material tax consequences within the body of your prospectus. Please refer to
Section III.A. of Staff
         Legal Bulletin 19, Legality and Tax Opinions in Registered Offerings. Summary
Debt Repayment, page 16

6. Disclose the total outstanding debt of Vivint Smart Home and its subsidiaries and the amount that would have to be paid to redeem or repurchase all of the 2020 notes issued by
         APX. Explain the importance of repaying the 2020 notes as a result of certain debt agreements containing "springing maturity" provisions. In this regard, we note management's plan on page F-37 to use the merger and related investments to help address the substantial doubt expressed by Vivint Smart Home's auditor about the ability of Vivint Smart Home to continue as a going concern.
Organizational Structure, page 17

7. Please revise the first diagram to indicate the percentage ownerships held by each group of shareholders of Vivint Smart Home and Mosaic prior to the merger. Ownership of New Vivint Parent, page 18

8. Please include in the table the former Class F common stockholders (including the
         Sponsor). Also disclose the total ownership of Blackstone and its affiliates, and highlight that Blackstone will control New Vivint Parent after the merger. David M. Maura
FirstName LastNameDavid M. Maura
Mosaic Acquisition Corp.
Comapany NameMosaic Acquisition Corp.
October 21, 2019
Page 3
October 21, 2019 Page 3
FirstName LastName
Risk Factors
Vivint Smart Home has recorded net losses in the past., page 53

9. Please revise to quantify the net losses for the periods you have identified.
Mosaic stockholders will have a reduced ownership and voting interest after the merger., page 57

10. Please revise to quantify the reduced ownership and voting interest Mosaic shareholders will experience assuming various levels of redemptions.
Mosaic and Vivint Smart Home will incur transaction costs in connection with the merger., page
61

11. To the extent practicable, please revise to provide an estimate of the costs each party will incur in connection with the proposed merger.
Affiliates of Blackstone will control New Vivint, and their interests may conflict with New
Vivint's or yours in the future., page 66

12. Discuss whether there will be any structural protections intended to minimize or protect against conflicts of interest that may arise between New Vivint Parent and Blackstone. For example, disclose whether directors who owe fiduciary duties to both New Vivint Parent and Blackstone will participate in decisions about arrangements between the two companies.
Unaudited Pro Forma Condensed Combined Financial Information, page 70

13. Please clarify if certain of the converted equity awards held by your employees and holdback executives will vest in full as of the effective time of the merger. If so, please identify such awards and their respective number of shares/ units that will vest in full and give effect to the vesting in the pro forma balance sheet.
14. Give pro forma effect to the spin-off of Vivint Wireless Inc. and disclose the facts and circumstances of the spin-off in the introduction to the pro forma information.
Unaudited Pro forma Condensed Combined Statement of Operations for the Year
Ended
December 31, 2018, page 80

15. Considering the significant number of equity awards and conversions reflected in the aggregate in Notes AA and BB, please provide a schedule summarizing the resultant post-
         merger stock compensation expense arising from the modification of each class of security (of which $18.7 million was given pro forma effect in 2018) and the average number of years over which such expense will be recognized. Include your assumptions regarding the fair values of the Vivint Solar Inc. and Vivint Smart Home common stock and the tracking units (313 acquisition's pro rata interests in the VSLR common stock,
         New Vivint Parent Class A common stock, and Vivint Wireless Inc. common stock) into which Class B and Class A units are convertible.
 David M. Maura
Mosaic Acquisition Corp.
October 21, 2019
Page 4
16. Please include a note disclosing any material non-recurring merger-related charges or credits which will be incurred during the 12 months succeeding the merger, including but not limited to the potential impact of the first and second earnouts if and when they occur during that period. Refer to Rule 11-02(b)(5) of Regulation S-X.
17. Please include a note depicting the components (arising from conversions and issuances)
         comprising pro forma weighted average 306,312,435 shares.
Mosaic Proposals
Proposals No. 2 through No. 12 -- The Charter Proposals, page 94

18. Identify the "Stockholder Parties" referenced in the new charter provisions.
Vivint Smart Home's Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 181

19. Disclose that Vivint Smart Home's auditors have expressed substantial doubt that it will be able to continue as a going concern. Discuss management's plans to address Vivint
         Smart Home's recurring net losses, negative cash flows from operations, and substantial indebtedness subject to contractual terms that will accelerate maturity of such indebtedness if it has not made specified debt repayments prior to September 1, 2020.
Key Performance Measures, page 182

20. To avoid confusion, please ensure that your definitions of Total Subscribers and Total
         Monthly Revenue on pages 182 and 183 are the same as your definitions of Total
         Subscribers and Total MR in the Glossary on page ii. Please advise and revise as appropriate.
Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017
Costs and Expenses , page 198

21. We note that general and administrative expenses increased in part due to increases in personnel and related costs of $25.4 million. To the extent material, please disclose how much of the personnel and related costs were attributable to the 2018 retention awards and incremental stock-based compensation expense arising from the June 2018 modifications of equity awards.
Liquidity and Capital Resources, page 201
FirstName LastNameDavid M. Maura
Comapany NameMosaic Acquisition Corp. of cash proceeds from the transactions that will be
22.    Please revise to indicate the amount
October 21, 2019 Page 4 of the purposes you identify at points i, ii, and iii on page 202.
       allocated for each
FirstName LastName
 David M. Maura
FirstName LastNameDavid M. Maura
Mosaic Acquisition Corp.
Comapany NameMosaic Acquisition Corp.
October 21, 2019
Page 5
October 21, 2019 Page 5
FirstName LastName
The Merger, page 225

23. Discuss whether and how Mosaic's board determined that the business combination with
         Vivint Smart Home will meet the NYSE requirement that the initial business combination must occur with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the trust account.
Unaudited Prospective Financial Information of Vivint Smart Home, page 226

24. We note that financial projections were prepared and considered by the Vivint Smart
         Home and Mosaic boards in connection with the proposed transaction. Please disclose the basis for and the nature of the material assumptions underlying the projections. Provide us with these projections, and any similar materials furnished to board members. Upon review, we may have further comment.
Background of the Merger, page 227

25. Revise to discuss how the exchange ratio, treatment of Vivint group equity plans, and number of earn-out shares were determined.
Recommendation of the Mosaic Board of Directors and Reasons for the Merger, page 238

26. We note at bullet point six on page 239 that the Mosaic board considered factors such as
         "Vivint Smart Home's historical financial results, outlook, financial plan, and debt structure, as well as valuations and trading of publicly traded companies and valuations of precedent merger and acquisition targets in similar and adjacent sectors." Please revise to provide more fulsome disclosure addressing the material findings of the board's consideration of these several factors.
Selling Stockholders, page 247

27. We note that you list Solamere V Investment, LLC as a selling stockholder; however, you disclose in footnote (1) that the shares are being sold by affiliates of Solamere V
         Investment, LLC. Please revise to name each selling stockholder. Financial Statements
Note 2. Significant Accounting Policies
Capitalized Contract Costs, page F-47

28. We note it is your policy to amortize deferred contract costs on a straight-line basis over the expect period of benefit that the Company has determined to be five years. Please address in your policy disclosure the following and advise us in detail.
           Explain to us why you do not amortize deferred contract costs over the customer's contract term, consistent with your revenue recognition policy. With respect to customer contracts that do not require a long-term commitment for
              monitoring services, explain to us why the material right to renew has a period of
 David M. Maura
FirstName LastNameDavid M. Maura
Mosaic Acquisition Corp.
Comapany NameMosaic Acquisition Corp.
October 21, 2019
October 21, 2019 Page 6
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FirstName LastName
              benefit of three years, and not the five year period utilized for purposes of amortization of deferred contract costs.
              In light of a majority of your subscription contracts being between three and five years in length, explain why a five year amortization is appropriate for these contracts.
              Tell us how you account for unamortized deferred contract costs upon the termination of a customer relationship.
              Address in your policy disclosure your consideration of the guidance in ASC 340-40-
              35-2 and advise us.
17. Basic and Diluted Net Loss Per Share, page F-81

29. Please disclose the potential effect of issuing shares related to the SARs and RSUs which have been excluded from the computation of diluted net loss per share as their effect would have been antidilutive.
1. Basis of Presentation and Significant Accounting Policies, page F-96

30. Please include a note disclosing common stock equivalents that were excluded from your calculation of weighted-average shares as their effect would have been anti-dilutive.
Notes to Condensed Consolidated Financial Statements (Unaudited)
10. Stock-based Compensation, page F-117

31. With respect to 313 Incentive Units, Vivint Stock Appreciation Rights , and Restricted
         Stock Units, please disclose accelerated vesting terms upon a change in control, as applicable. Clarify if the change in control provision applies to executives and employees alike. Please further disclose their respective conversion or exchange terms.
32. Please disclose the fair values of the Restricted Stock Units awarded in June 2018 and
         March, 2019 (page F-118) and how they were determined.
General

33.      We note that the Maximum Redemption Condition may be waived by Vivint
Smart
         Home. Therefore, please revise your disclosure throughout the document so that it also contemplates a maximum redemption amount that leaves Mosaic with at least $5,000,001 of tangible net assets. Also disclose how you will inform each company's stockholders if this condition is waived.



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 David M. Maura
Mosaic Acquisition Corp.
October 21, 2019
Page 7

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Robert S.
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



FirstName LastNameDavid M. Maura                           Sincerely,
Comapany NameMosaic Acquisition Corp.
                                                           Division of
Corporation Finance
October 21, 2019 Page 7                                    Office of Technology
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